UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                               Centex Corporation
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                                (Name of Issuer)

                              $.25 Par Common Stock
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                         (Title of Class of Securities)

                                    152312104
                               ------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 152312104                                                  PAGE 2 of 4
Greenhaven Associates, Inc.         13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Greenhaven Associates, Inc.
    Tax ID #13-3436799
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               a. [ ]
                               b. [X]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Westchester County, New York, USA
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                           5        SOLE VOTING POWER
Number of
Shares                                   450,200
Beneficially               ----------------------------------------------
owned by                   6        SHARED VOTING POWER
Each
Reporting                                   0
Person With                ----------------------------------------------
                           7        SOLE DISPOSITIVE POWER

                                         450,200
                           ----------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                         2,598,000
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           3,048,200
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           5.16%
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12  TYPE OF REPORTING PERSON*

                           1A
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CUSIP NO. 152312104                                                  PAGE 3 of 4
Greenhaven Associates, Inc.         13G

Item 1      (a)   Centex Corporation

            (b)   2728 North Harwood
                  Dallas, Texas 75201

Item 2      (a)   Greenhaven Associates, Inc.

            (b)   Three Manhattanville Road
                  Purchase, New York 10577

            (c)   United States

            (d)   Common Shares

            (e)   CUSIP #152312104

Item 3 Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4      (a)   3,048,200

            (b)   5.16%

            (c)   (I)   450,200

                  (II)  0

                  (III) 450,200

                  (IV)  3,048,200

Item 5      NOT APPLICABLE

Item 6 Greenhaven Associates, Inc. (Greenhaven) has investment discretion with respect to the securities to which this statement relates. Greenhaven has sole power to vote to the extent of 450,200 shares. Clients of Greenhaven are the direct owners of all other shares reported as beneficially owned. Such clients have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of such securities. No such client has an interest that relates to more than 5% of the shares.

Item 7      NOT APPLICABLE

Item 8      NOT APPLICABLE

Item 9      NOT APPLICABLE

CUSIP NO. 152312104                                                  PAGE 4 of 4
Greenhaven Associates, Inc.         13G

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 11, 2001

                                          --------------------------------------
                                                         (Date)

                                                   Edgar Wachenheim III

                                          --------------------------------------
                                                      (Signature)

                                          Edgar Wachenheim III, Chairman and CEO

                                          --------------------------------------
                                                     (Name/Title)